56 Prospect Street, Hartford, CT 06103

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

860-728-4670

860-728-4586 FAX

buthjs@nu.com

Jay S. Buth

Vice President

Accounting and Controller

July 27, 2010

BY EDGAR AND FAX:  (202) 772-9204

H. Christopher Owings, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northeast Utilities

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2010

File No. 001-05324

Dear Mr. Owings:

Northeast Utilities (NU) has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated July 13, 2010, with respect to the review by the Securities and Exchange Commission of the above-referenced filings.  We are committed to accuracy and transparency in all of our public filings and we appreciate the time your staff has taken on this review.

Set forth below are our responses to the comments in your letter.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 2

1.

We note your statement on page 11 that for Yankee Gas, capital expenditures in 2009 totaled approximately $59.6 million and that for 2010, Yankee Gas projects total capital

H. Christopher Owings, Esq.

July 27, 2010

expenditures of approximately $112 million.  Please enhance your disclosure to state the reason for this increase in capital expenditures between 2009 and 2010.

Response:

The Company acknowledges the Staff’s comment and in future filings we will expand our disclosures to discuss the reasons for variations in Yankee Gas total capital expenditures between 2009 and 2010, and any applicable periods thereafter, substantially as follows:

In 2009, Yankee Gas capital expenditures totaled approximately $59.6 million.  For 2010, NU projects total capital expenditures at Yankee Gas of approximately $112 million, approximately $33 million of which is expected to be related to the commencement of a project that consists of constructing a natural gas pipeline from Waterbury to Wallingford and an expansion of its existing liquefied natural gas facility (the WWL project).  NU expects Yankee Gas capital expenditures in 2010 of $37 million related to basic business activities such as relocation of conflicting gas facilities due to municipal and state road work, and the purchase of meters, tools and information technology; $22 million related to reliability improvements through the planned replacement of aging natural gas facilities; and $20 million for load growth and new business requests for new natural gas service, new service mains and new distributed generation service.  During the period 2010 through 2014, NU anticipates Yankee Gas making approximately $461 million of capital expenditures, including approximately $63 million on the WWL project.  Future capital spending will likely be affected by price differences between the cost of natural gas with respect to home heating oil, natural gas supply, new home construction, road reconstruction, regulatory mandates and business requirements.  Excluding non-recurring major projects, NU expects that approximately 40 percent of Yankee Gas’ capital expenditures over the 2010-2014 period to be related to basic business activities, approximately 25 percent related to load growth and new business, and approximately 35 percent related to reliability initiatives.  If all projects are built as proposed, the investment in Yankee Gas’ regulated capital assets is projected to increase from approximately $691 million at the end of 2009 to approximately $974 million by the end of 2014.

2.

We note your statement on page 14 that the "need to comply with NPDES and state discharge permits has necessitated substantial expenditures and may require further significant expenditures, which are difficult to estimate."  Please quantify the amount of substantial expenditures NPDES and state discharge permits have necessitated in the past three years.

Response:

The costs of compliance with NPDES and state water discharge permits are included in the Company’s annual operating and maintenance expense and are not separately identified.  In attempting to quantify these costs separately, it has become clear that these costs have not been material in any of the last three years (less than $1 million per year for routine costs, and an aggregate of approximately $2 million for several multi-year studies and work done in anticipation of permit renewals).  In future filings we will include disclosure that such costs have not been material.  Should these costs become material in future periods, we will quantify them in subsequent filings.  We intend to revise the relevant paragraph substantially as follows:

H. Christopher Owings, Esq.

July 27, 2010

Water Quality Requirements

The federal Clean Water Act requires every "point source" discharger of pollutants into navigable waters to obtain a National Pollutant Discharge Elimination System (NPDES) permit from the United States Environmental Protection Agency or state environmental agency specifying the allowable quantity and characteristics of its effluent.  States may also require additional permits for discharges into state waters.  We are in the process of obtaining or renewing all required NPDES or state discharge permits in effect for our facilities.  In each of the last three years, the costs incurred by the Company related to compliance with NPDES and state discharge permits have not been material.  The Company expects to incur additional costs related to these permits in the future; however, due to uncertainty regarding the imposition of new or additional requirements, the Company is unable to accurately estimate such costs.

Management’s Discussion and Analysis Section, page 27

3.

We note your discussion on page 11 and the corresponding chart on page 12 regarding transmission, distribution and generation capital expenditures for 2009 and as projected during the period from 2010 through 2014.  We also note your disclosure on pages 35 through 37 discussing your historical and projected capital expenditures for your transmission and distribution segments.  Please provide greater disclosure on the capital expenditures associated with your distribution projects for CL&P, PSNH and WMECO for the fiscal years ended December 31, 2007, December 31, 2008 and 2009.  Please also provide greater disclosure on the projected capital expenditures for your distribution projects for 2010 through 2014 which you reference on page 11.  Please see Item 303(a)(2) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and in future filings we will expand our disclosures on the projected capital expenditures associated with our distribution segment projects for CL&P, PSNH and WMECO.  We plan on expanding the historical capital expenditure disclosures associated with our distribution segment projects for CL&P, PSNH and WMECO beginning with the Second Quarter 2010 Form 10-Q, which is expected to be filed on August 6, 2010.  We intend to revise the appropriate sections of the MD&A to include disclosure substantially as follows (certain items have been intentionally omitted solely for purposes of this response):

	For the Years Ended December 31,
(Millions of Dollars)	2009	2008	2007
CL&P distribution
Basic business	$104.6	$114.7	$114.8
Aging infrastructure	104.1	95.4	60.7
Load growth	74.3	86.5	107.8
Total CL&P distribution	283.0	296.6	283.3
PSNH distribution
Basic business	55.5	41.6	41.0
Aging infrastructure	17.8	19.6	9.8
Load growth	25.5	37.0	37.5
Total PSNH distribution	98.8	98.2	88.3
WMECO distribution
Basic business	21.5	18.1	17.6

H. Christopher Owings, Esq.

July 27, 2010

Aging infrastructure	12.2	12.9	7.5
Load growth	4.0	6.8	8.9
Total WMECO distribution	37.7	37.8	34.0
Totals - electric distribution (excluding generation)	419.5	432.6	405.6
Yankee Gas	59.6	44.0	63.7
Other	0.6	0.5	0.4
Total distribution	479.7	477.1	469.7
PSNH generation
Clean air project	119.3	24.8	2.7
Other	25.7	49.2	32.6
Total PSNH generation	145.0	74.0	35.3
Total distribution segment	$624.7	$551.1	$505.0

	Year
(Millions of Dollars)	2010	2011	2012	2013	2014	2010-2014 Totals
CL&P transmission	$136	$203	$281	$286	$155	$1,061
PSNH transmission	55	118	107	74	22	376
WMECO transmission	66	256	328	156	6	812
HQ tie line project	16	49	90	236	282	673
Subtotal transmission	$273	$626	$806	$752	$465	$2,922
CL&P distribution
Basic business	126	141	141	145	146	699
Aging infrastructure	89	86	76	72	74	397
Load growth	90	86	89	88	97	450
Total CL&P distribution	305	313	306	305	317	1,546
PSNH distribution
Basic business	52	50	52	50	56	260
Aging infrastructure	17	22	22	17	21	99
Load growth	44	39	41	54	57	235
Total PSNH distribution	113	111	115	121	134	594
WMECO distribution
Basic business	16	20	16	16	17	85
Aging infrastructure	12	14	14	13	13	66
Load growth	5	5	6	6	6	28
Total WMECO distribution	33	39	36	35	36	179
Subtotal electric distribution	$451	$463	$457	$461	$487	$2,319
PSNH generation
Clean air project	152	90	58	7	-	307
Other	35	27	24	61	26	173
Total PSNH generation	187	117	82	68	26	480
WMECO generation	20	14	7	-	-	41
Subtotal generation	$207	$131	$89	$68	$26	$521

H. Christopher Owings, Esq.

July 27, 2010

Electric distribution:

Basic business includes the relocation of plant, the purchase of meters, tools, vehicles, and information technology.  Aging infrastructure relates to the planned replacement of overhead lines, plant substations, transformer replacements, and underground cable replacement.  Load growth includes requests for new business and capacity additions on distribution lines and substation overloads.

4.

We note your statement on page 11 that Yankee Gas plans on making "approximately $461 million of capital expenditures, including approximately $62.7 million on the WWL Project and the expansion of the Yankee Gas LNG plant’s vaporization output" during the period 2010 through 2014.  We further note your description of this project on page 36.  Please provide greater disclosure on how Yankee Gas anticipates spending the remaining approximate $398 million of capital expenditures.

Response:

The Company acknowledges the Staff’s comment and in future filings we will expand our disclosures on Yankee Gas’ projected distribution capital expenditures.  We intend to revise the appropriate sections of the MD&A to include disclosure substantially as follows:

	Year
(Millions of Dollars)	2010	2011	2012	2013	2014	2010-2014 Totals
Yankee Gas distribution
Basic business	37	34	32	31	31	165
Aging infrastructure	22	22	25	28	30	127
Load growth	20	18	23	23	22	106
WWL project	33	30	-	-	-	63
Total Yankee Gas distribution	112	104	80	82	83	461

During the period 2010 through 2014, NU anticipates Yankee Gas making approximately $461 million of capital expenditures, including approximately $63 million on the WWL project.  Yankee Gas determines the amount of capital spending by category based on business needs and opportunities.  Future capital spending will likely be affected by price differences between the cost of natural gas with respect to home heating oil, natural gas supply, new home construction, road reconstruction, regulatory mandates and business requirements.  Basic business includes the relocation of conflicting natural gas facilities due to municipal and state road work and the purchase of meters, tools, and information technology.  Aging infrastructure relates to the planned replacement of natural gas facilities.  Load growth includes requests for new natural gas service, new service mains and new distributed generation service.

Combined Notes to Consolidated Financial Statements, page FS-31

Note J.  Property, Plant and Equipment and Accumulated Depreciation, page FS-43

5.

We note certain of your equipment purchase contracts require you to make advance payments and these payments are reported in property, plant and equipment, net line item.  In this regard, please support your classification of the payments within property, plant and equipment and clarify for us if these amounts are subject to depreciation.  If so, please explain.

H. Christopher Owings, Esq.

July 27, 2010

Response:

NU enters into construction contracts to purchase equipment built to NU specifications for certain of its construction projects related to electric transmission and distribution assets.  These contracts can have a long lead time and require that certain progress, or milestone, payments occur during the course of the manufacturing process.  NU classifies these payments in construction work in progress (CWIP), which is included in Property, Plant, and Equipment, Net on the Consolidated Balance Sheet and is separately listed in the table on page FS-43.  CWIP, including these payments, is not subject to depreciation.  Upon completion of construction of the related project, which would include both the equipment and the costs incurred to get it ready for its intended use, the related assets are placed into service and reclassified from CWIP to Property, Plant, and Equipment, Net on the Consolidated Balance Sheet.  At that point depreciation on those assets commences.

To clarify that these milestone payments on equipment are not subject to depreciation, in future filings we will disclose that they are classified in CWIP within the table of Property, Plant, and Equipment, Net.

Definitive Proxy Statement on Schedule 14A filed April 1, 2010

Election of Trustees, page 7

6.

Please provide the entire five year biography required by Item 401(e) of Regulation S-K for Mr. Leibler.

Response:

Mr. Leibler currently serves as a trustee of The Putnam Mutual Funds, a director of The Ruder Finn Group, and Vice Chairman of the Board of Trustees of Beth Israel Deaconess Medical Center.  Set forth below is a copy of Mr. Leibler’s biography revised to reflect his principal occupations and employment during the past five years in accordance with Item 401(e) of Regulation S-K, which the Company would propose to include in the 2011 Proxy Statement:

KENNETH R. LEIBLER, 61

Trustee since 2006.

Mr. Leibler has served as a trustee of The Putnam Mutual Funds since 2006, a director of The Ruder Finn Group since 2005, a Trustee of Beth Israel Deaconess Medical Center since 2006, and Vice Chairman of the Board of Trustees of Beth Israel Deaconess Medical Center since 2009.  He is a founding partner of the Boston Options Exchange and served as its Chairman from 2004 to February 2007.  Mr. Leibler served as the Chairman and Chief Executive Officer of the Boston Stock Exchange from 2001 to 2005, and as President of Liberty Financial Companies from 1990 to 2000, where he also served as Chief Executive Officer from 1995 to 2000 and as Chief Operating Officer from 1990 to 1995.  He also held various positions at the American Stock Exchange, including President and Chief Operating Officer as well as Chief Financial Officer from 1975 to 1990.  He is a past Vice Chairman of the Board of Directors of ISO New England, Inc., the independent operator of New England’s bulk electric transmission system, where he served until 2006. Mr. Leibler received a B.A. magna cum laude from Syracuse University.

H. Christopher Owings, Esq.

July 27, 2010

Compensation Discussion and Analysis, page 25

Summary Compensation Table, page 49

7.

We note you provide summary compensation data for Mr. Robb provides data for only fiscal year 2009.  Please provide compensation disclosure for Mr. Robb in the summary compensation table for the last three completed fiscal years or tell us why such disclosure is unnecessary.  Please see Item 402(c)(1) of Regulation S-K.

Response:

Mr. Robb was not a Named Executive Officer (NEO) in fiscal years 2007 and 2008, but he first satisfied the requirements for inclusion in the Summary Compensation Table beginning in fiscal year 2009.  Four of the NEOs listed in the Summary Compensation Table for fiscal years ended 2007, 2008 and 2009 were unchanged.  The fifth NEO listed in the Summary Compensation Table for the fiscal years ended 2007 and 2008 was Jean M. LaVecchia, the Vice President-Human Resources of Northeast Utilities Service Company, a subsidiary of the Company.  Three years of compensation information for Ms. LaVecchia was disclosed in each of the 2008 and 2009 Proxy Statements.

We interpreted the answer to Question 119.01 in the Commission’s Compliance and Disclosure Interpretations for Item 402 of Regulation S-K to only require one fiscal year of compensation information for Mr. Robb to correspond with the year he became a NEO.

In the Summary Compensation Table in our 2011 Proxy Statement we will include a footnote to the Summary Compensation Table disclosing that Mr. Robb first became a NEO beginning in fiscal year 2009, assuming he continues to be a NEO for fiscal year 2010.

Set forth below is a sample Summary Compensation Table reflecting the same NEOs that appeared in the 2010 Proxy Statement, revised to include the proposed footnote disclosure for Mr. Robb.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by our Chairman, President and Chief Executive Officer (CEO), Executive Vice President and Chief Financial Officer (CFO), the three other most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of 2010 (collectively, the Named Executive Officers or NEOs).  As explained in the footnotes below, the amounts reflect the economic benefit to each Named Executive Officer of the compensation item paid or accrued on his behalf for the fiscal year ended December 31, 2010.  The compensation shown for each Named Executive Officer was for all services in all capacities to NU and its subsidiaries.  All salaries, annual incentive amounts and long-term incentive amounts shown for each Named Executive Officer were paid for all services rendered to NU and its subsidiaries in all capacities.

H. Christopher Owings, Esq.

July 27, 2010

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($) (6)	All Other Compen -sation ($) (7)	Total ($)
Charles W. Shivery	2010
Chairman of the Board, President and Chief Executive Officer	2009	1,035,000	—	1,574,915	—	3,280,650	1,812,023	31,050	7,773,638
	2008	1,067,404	—	1,891,430	—	3,257,929	1,627,493	35,397	7,879,653
David R. McHale	2010
Executive Vice President and Chief Financial Officer (8)	2009	524,520	—	399,436	—	923,603	1,038,268	7,350	2,893,177
	2008	508,654	—	456,858	—	750,214	514,753	9,907	2,240,386
Leon J. Olivier	2010
Executive Vice President and Chief Operating Officer (9)	2009	550,000	—	418,459	—	882,009	219,565	16,500	2,086,533
	2008	550,962	—	407,367	—	839,571	324,854	18,997	2,141,751
Gregory B. Butler	2010
Senior Vice President and General Counsel	2009	406,988	—	309,666	—	730,878	503,614	7,350	1,958,496
	2008	418,542	—	327,261	—	723,674	206,850	8,207	1,684,534
James B. Robb (10)	2010
Senior Vice President Enterprise Planning & Development	2009	400,000	—	202,896	—	316,500	—	23,025	942,422

[Footnotes (1) through (9), given their length, are intentionally omitted solely for purposes of this response.]

(10)

Mr. Robb did not meet the requirements for inclusion in the Summary Compensation Table and was not a Named Executive Officer for 2008.  Mr. Robb became a Named Executive Officer in 2009.

H. Christopher Owings, Esq.

July 27, 2010

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 728-4670, fax (860) 728-4586.

Very truly yours,

NORTHEAST UTILITIES

By:	/s/ Jay S. Buth
Jay S. Buth
Vice President
Accounting and Controller